Fuse Enterprises Inc.

                       510 Clinton Square

                       Rochester, NY 14604

U.S. Securities & Exchange Commission                                                                                March 2, 2016

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:      Daniel Porco, Staff Attorney

Re:        Fuse Enterprises Inc.

              Registration Statement on Form S-1

              Filed March 24, 2015

              File No. 333-202948

Dear Ms. Porco:

Further to your letter dated April 17, 2015 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

General

1.                  Please revise the disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both nominal operations and no or nominal non-cash assets. Please refer to Rule 405 of Regulation C under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

Referenced Background

The Securities Act of 1933, as amended, (the “Act”) governs sale of stock in a public corporation to the public.  Rule 144, promulgated pursuant to the Act, applies to the issuance and unrestricted sale of stock in a public company.  Specifically, Rule 144(i) provides that Rule 144 is not available to Issuers with no or nominal operations and no or nominal non-cash assets:

(1) [Rule 144] is not available for the resale of securities initially issued by an issuer defined below:

(i)    An issuer, other than a business combination related shell company, as defined in Rule 230.405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation AB (Item 229.1101(b) of this chapter), that has:

(A) No or nominal operations; and

(B) Either:

 (1) No or nominal assets;

(2) Assets consisting solely of cash and cash equivalents; or

(3) Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

(C) An issuer that has been at any time previously an issuer described in paragraph (i)(1)(i).

(ii) Notwithstanding paragraph (i)(1), if the issuer of the securities previously had been an issuer described in paragraph (i)(1)(i) but has ceased to be an issuer described in paragraph (i)(1)(i); is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports (Rule 249.308 of this chapter); and has filed current "Form 10 information" with the Commission reflecting its status as an entity that is no longer an issuer described in paragraph (i)(1)(i), then those securities may be sold subject to the requirements of this section after one year has elapsed from the date that the issuer filed "Form 10 information" with the Commission.

SEC’s Release No. 33-8869, footnote 172, published in the Federal Register/Vol. 72, No. 241/Monday, December 17, 2007, clarified the SECs intent regarding Rule 144(i) and its applicability to a “startup company” versus a “shell company”:

Rule 144(i) does not prohibit the resale of securities under Rule 144 that were not initially issued by a reporting or non-reporting shell company or an issuer that has been at any time previously such a company, even when the issuer is a reporting or non-reporting shell company at the time of sale. Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a ‘‘startup company,’’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘‘no or nominal operations.’’ (Emphasis added).

Rule 144(i)

Fuse Enterprises’ corporate documents show that the Company was incorporated in Nevada on December 24, 2013.  Our Registration Statement on the Form S-1 and our Financial Statements incorporated into the Registration Statement reveal that the Company had and currently has operations consistent with a startup company and that it was and is currently generating revenue from its operations.  Furthermore, the Company disclosed in these documents that it was a “Development Stage Company” not a “shell company.”  Since the Company is a startup company, implementing its business plan with a limited operating history, it does not meet the primary condition of having “no or nominal operations”.  Accordingly, it does not pass the first test to qualify as a shell company under Rule 144(i); thus, as stated by the SEC, Rule 144(i) does not apply.

2.      It appears that you may be a blank check company as defined in Rule 419 under the Securities Act of 1933, as amended, in view of the following:

•         Your disclosure indicates that you are a development stage company issuing penny stock;

•         You had a net loss of $9,245 as of the fiscal year ended September 30, 2014;

•         You had assets of only $12,972 as of the period ended December 31, 2014; and

•         Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Fuse Enterprises is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies." Fuse Enterprises has a specific plan and purpose.  Fuse Enterprises' business purpose and specific plan is to engage in the business of digital marketing services. The Company offers a full range of web services, including online marketing services, social and viral marketing campaigns and search engine optimization (SEO) consulting, and custom web design, including CRM (customer relationship management) solutions. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, "... start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering." If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies. Fuse Enterprises has begun operations in 2015 and generated revenues from its web services during the year ended September 30, 2015 and the three-month period ended December 31, 2015. The Company had net income from its operations in the first quarters of both 2016 and 2015 fiscal years. The Company’s assets consist, as of December 31, 2015, of cash, accounts receivable, prepaid expenses and property and equipment. We have expanded our disclosure with a more detailed description of our operations and our business plan.

Fuse Enterprises has no plans to merge with an unidentified company. This is disclosed in the PROSPECTUS SUMMARY as follows: “Fuse Enterprises Inc. is not a Blank Check company. We have no plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company. No proceeds raised in the offering will be used towards any business combination commonly undertaken by a blank check company.”

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We do not intend to sell our shares to qualified institutional buyers or institutional investors and as such we have not prepared any written materials for distribution to these potential investors. In addition, we did not prepare, publish or distribute any research reports to any broker-dealer since we do not plan to engage broker-dealers in selling of our common stock.

Prospectus Cover Page

4. We note your statement on page 14 that you will keep any accrued interest as proceeds from the offering. Please state on the prospectus cover page that if the minimum is not reached, funds held in the Bank of America account will be returned without interest.

We have provided the required disclosure.

Use of Proceeds, page 17

5. We note your disclosure and have the following comments:

•         Please provide a narrative description with more detail about management’s plans to use your net proceeds. If your disclosure beginning on page 29 under the heading “Plan of Operations” is intended to satisfy this objective, please revise your plan of operations to use the same terminology to describe each category of costs as is seen in your Use of Proceeds disclosures.

We have expanded our disclosure as required.

•          To the extent that different amounts of proceeds will be used for the same category of costs under the “minimum” and “maximum” scenarios, please separately describe how proceeds will be used under each of the minimum and maximum scenarios. Also describe how proceeds will be allocated if you raise an amount between the minimum and maximum such that investors can understand management’s priorities for the use of your proceeds. We note that your current disclosures under “Plan of Operations” solely address the circumstance under which you sell the maximum number of shares.

We have provided the required disclosure.

Dilution of the Price per Share, page 18

6. Please refer to the narrative and tables describing dilution if the maximum number of shares is sold. It appears that the increase in your existing stockholders’ net tangible book value attributable to the new investors is $0.0085 per share, the difference between net tangible book value per share before the offering of $0.0002 and net tangible book value per share after the offering of $0.0087. Please advise or revise.

We have revised the cited section.

7. Please refer to the narrative and tables describing dilution if the minimum number of shares is sold. It appears that the increase in your existing stockholders’ net tangible book value attributable to the new investors is $0.0030 per share, the difference between net tangible book value per share before the offering of $0.0002 and net tangible book value per share after the offering of $0.0032. Additionally, it appears that the dilution per share to new investors is $0.0068, the difference between the price they pay of $0.01 and net tangible book value per share after the offering of $0.0032. Please advise or revise.

We have revised the cited section.

Plan of Distribution: Terms of the Offering, page 19

8. Please provide additional detail regarding the changes to the material terms of the offering that would entitle investors to a refund, including the mechanism for requesting such refund. Please also reconcile this disclosure with the statement in your Subscription Agreement which indicates that such agreement is irrevocable. Please also tell us the manner in which you would communicate any changes to the bulleted terms listed on page 20 to investors.

We have provided the required disclosure and reconciled the cited sections of our Registration Statement.

Management’s Discussion and Analysis or Plan of Operation

Results of Operations, page 23

9. We note that you generated revenue for the first time during the three months ended December 31, 2014. Please revise the analysis of your results of operations to provide more detail about this generation of revenue. Specifically, please disclose the number of customers from whom you generated revenue and briefly describe how you obtained these customers. We believe this additional information is important to allow your investors to assess the likelihood that past results are indicative of future results.

We have provided the required disclosure.

10. We note multiple references to the company’s “short term” and “long term” goals. Please discuss each set of goals and what management plans to do to achieve these goals. For example, please discuss what milestones you need to achieve to become a profitable enterprise, how long it will take to achieve those milestones and how much capital you will need to achieve those milestones.

We have provided the required disclosure.

Liquidity, page 24

11. We note that your auditors have issued a going concern opinion and that you lack sufficient cash to sustain operations. Please provide disclosure describing your rate of negative cash flow per month and management’s belief as to the period of time that available cash can sustain your current operations. Please refer to Item 303(a) of Regulation S-K.

We have provided the required disclosure.

12. As part of your discussion of liquidity, please disclose the amount of accounts receivable as of December 31, 2014 that was subsequently collected through the most recent practicable date and, if applicable, disclose the amount of accounts receivable as of December 31, 2014 that was subsequently written off as uncollectible.

We have provided the required disclosure.

13. We note your statement that you believe revenue will increase in your fiscal year 2015. Please disclose in more detail the basis for this statement. For example, if you have generated any revenue thus far during fiscal year 2015, please disclose the amount of revenue generated as of the most recent practicable date. If you have signed contracts with any customers committing you to provide services on a specified timeframe for a specified amount of payment, please describe these contracts. Alternatively, if you have not generated any revenue thus far in 2015 and have no contracts guaranteeing future generation of revenue in 2015, please clearly disclose this.

We have expanded our disclosure and included in our Registration Statement our audited financial statements for the Year Ended September 30, 2015 and 2014. In addition we have included our unaudited financial statements for the first quarter of our fiscal 2016.

Description of Our Business and Properties

Industry Background, page 26

14. We note in this section the statements: “accurate GPS data is set to become the next big trend for successful local content marketing…”, and “there is a shift in marketing budgets from traditional media to online media, including search strategies such as search engine optimization…” Please disclose whether these statements are based upon management’s belief, industry data, reports/articles or any other source. If the statements are based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. If the statements are based on industry reports, please provide copies of these reports or studies that support the qualitative characteristics of the online marketing industry referenced in this section. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.

We have revised our disclosure and provided reference materials with highlighted sections referred to in our prospectus. The cited sections are located on the first page of the attached documents.

Website Design, page 28

15. We note that you hire freelance website designers to provide your services. Please disclose any material contractual terms that exist between your company and these freelance designers.

We have provided the disclosure as required.

Plan of Operations, page 29

16. Please provide the basis for your statement that you “expect to complete your offering within two to six months from the effective date of your registration statement.” Please disclose whether your reference to completion of the offering is to achievement of the minimum or maximum amount of the offering.

We have removed the cited statement from our Registration Statement.

17. We note the different services you plan to offer potential customers. Please disclose whether the services you plan to offer depend on the amount of proceeds raised from this offering. If so, please disclose the amount of proceeds necessary to offer each of the services listed in this section.

We have provided the required disclosure.

Financial Statements for the Three Months Ended December 31, 2014

General

18. Please update your financial statements as necessary to comply with Rule 8-08 of Regulation S-X.

We have updated our financial statements as required.

19. Please tell us how you concluded no disclosures were requires by ASC 280-10-50-42. As part of your response, tell us the number of customers from whom you generated revenue during this quarter.

We have expanded our disclosure as required.

Note 2 – Summary of Significant Accounting Policies, page F-5

20. Please complete the blank in this footnote.

We have completed the blank in the cited footnote.

Financial Statements for the Period from Inception through September 30, 2014

Note 2 – Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements, page F-23

21. We note your disclosures under this heading and have the following comments:

•         Please revise your disclosures to fully comply with Question 2 of SAB Topic 11:M for each standard listed. Specifically, if early adoption is permitted, you should state the date that you plan to adopt the standard. You should also discuss the impact that adoption of each standard is expected to have on your financial statements or, if applicable, make a statement to the effect that you are still assessing the impact that adoption of each standard will have on your financial statements and the impact is not known or reasonably estimable at this time.

We have revised the cited disclosure.

•          Please revise to discuss your adoption of ASU 2014-10 within this footnote. This standard appears to be applicable to you based on the last risk factor on page 9.

We have provided the required discussion in the notes to our financial statements.

Signatures, page II-4

22. Please add the date of the CEO and CFO signatures. See Form S-1.

We have added the dates to the CEO and CFO signatures.

Yours truly,

/s/ Aleksandr Kriukov

Aleksandr Kriukov

President